

For immediate release
INFORMATION OF INTEREST FOR THE MARKET
Compañía Cervecerías Unidas S.A.
JULY 21, 2008

STRATEGIC AGREEMENT BETWEEN COMPAÑÍA CERVECERÍAS UNIDAS S.A. ("CCU") AND COMPAÑÍA CHILENA DE FÓSFOROS ("CCF")

MERGER OF VIÑA SAN PEDRO ("VSP") AND VIÑA TARAPACÁ ("VT")

In accordance with the negotiation process of the eventual strategic agreement accorded with CCF consisting of the merge between VT and CCU's subsidiary VSP, which was the subject of the Essential Fact dated July 15 (the "Transaction"), it is informed as Information of Interest for the Market, that on July 18, 2008, CCU and CCF (the "Parties") proceeded to subscribe a document in which both agreed the terms and main conditions of the Transaction, which are:

A. The Parties will be direct owners of the resulting society of the merge of VT and VSP (the "Society"), according to the current ownership of its respective subsidiaries and considering CCU's acquisition of 25% of VT shares to CCF, which will occur before the merge. CCU would own 44.9% and CCF would own 30% of the Society.

B. CCU and CCF will sign a Shareholders Agreement, that will establish the following:

   1. The Society will have a nine-member Board of Directors. CCU will appoint five of its members and CCF will have the right to appoint two board members as long as CCU and CCF could appoint seven members. The Chairman shall be appointed by CCU and the VicePresident shall be appointed by VT.

   2. The CEO will be appointed by the Board of Directors. The parties have agreed that VT's current CEO will hold the post for a two-year period. VSP's current CEO will be the second most senior executive in the company, and shall act as Deputy CEO.

   3. The Executive team and the organizational structure for the first two years shall be agreed to by both parties.

   4. The Shareholders Agreement has a ten-year term and shall terminate if any of the following occurs:

      i.   CCU or CCF hold less than 15% of the Society's shares
      ii. There is a change in control of CCU or CCF.

5. CCF will have veto right in the following matters:

    i. For the Board to adopt a dividend policy that implies distributing less than 50% of the profits
    ii. To develop new businesses outside the wine industry
    iii. To undertake new mergers for a value of more than US$10 million per year
    iv. Capital increases in excess of US$15 million, except when the Society's net financial debt/EBITDA rate is greater or equal to 5, or interest coverage is less than 2.5;
    v. Capital increases when net financial debt/EBITDA ratio is less or equal to 2.5;
    vi. Investment in fixed assets of over US$10 million in any one year, when the net financial debt/EBITDA is greater or equal to 4;
    vii. Sale of operating assets of more than US$10 million per year.

For the previous ratios should be considered the results of the last fourth quarters.

The Transaction, just as it was informed on the Essential Fact previously mentioned, is subject to: reciprocal due diligence processes, the negotiation of the terms and conditions of it, including the Shareholders Agreement and the following approval of the merge by both shareholders meetings, of VT and VSP.